SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005	Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Explanatory Note

     The enclosed Amended unaudited comparative interim financial statements of Manulife Financial Corporation (“MFC”) and the notes thereto for the three and nine months ended September 30, 2004 (the “Interim Statements”) are being refiled to provide information on the material differences between Canadian GAAP and U.S. GAAP at Note 15 of the attached. Note 15 has been added to comply with the continuous disclosure requirements of applicable Canadian Securities Administrators arising as a result of MFC’s merger with John Hancock Financial Services, Inc. on April 28, 2004 and MFC’s filing of a Short Form Base Shelf Prospectus in Canada dated February 9, 2005. No other information was added to or amended in the Interim Statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
Date: February 10, 2005	By:	/s/ Richard Lococo
		Name:	Richard Lococo
		Title:	Senior Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Quarterly Report for the nine months ended September 30, 2004, as Supplemented on February 9, 2005.
99.2	Certifications of D. D’Alessandro and P. H. Rubenovitch